SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SunEdison, Inc.
 (Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

86732Y109
(CUSIP Number)

Greenlight Capital, Inc.
140 East 45th Street, Floor 24
New York, New York 10017
Telephone: (212) 973-1900
Attention: Chief Operating Officer
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Steven Gartner, Esq.
Tariq Mundiya, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019−6099
(212) 728−8000

January 15, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86732Y109	Page 2 of 11 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Greenlight Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF,WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,807,651 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,807,651 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 15,807,651 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0% (1)
14	TYPE OF REPORTING PERSON IA

(1) This number includes (i) 907,500 shares of Common Stock issuable upon conversion of the outstanding 2.00% Convertible Senior Notes due 2018 owned by the Reporting Person, (ii) 983,393 shares of Common Stock issuable upon the exercise of warrants owned by the Reporting Person and (iii) 1,732,932 shares of Common Stock issuable upon conversion of the outstanding 5.00% Senior Secured Convertible Notes due 2018 owned by the Reporting Person. The outstanding 5.00% Senior Secured Convertible Notes due 2018 may not be presently convertible within 60 days, however such notes may become convertible into shares of Common Stock in accordance with their terms following the date of this Schedule 13D.

CUSIP No. 86732Y109	Page 3 of 11 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS DME Advisors, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,910,744 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,910,744 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,910,744 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0% (2)
14	TYPE OF REPORTING PERSON IA

(2) This number includes (i) 200,024 shares of Common Stock issuable upon conversion of the outstanding 2.00% Convertible Senior Notes due 2018 owned by the Reporting Person, (ii) 217,671 shares of Common Stock issuable upon the exercise of warrants owned by the Reporting Person and (iii) 382,533 shares of Common Stock issuable upon conversion of the outstanding 5.00% Senior Secured Convertible Notes due 2018 owned by the Reporting Person. The outstanding 5.00% Senior Secured Convertible Notes due 2018 may not be presently convertible within 60 days, however such notes may become convertible into shares of Common Stock in accordance with their terms following the date of this Schedule 13D.

CUSIP No. 86732Y109	Page 4 of 11 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS DME Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,223,781 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,223,781 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,223,781 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8% (3)
14	TYPE OF REPORTING PERSON IA

(3) This number includes (i) 414,606 shares of Common Stock issuable upon conversion of the outstanding 2.00% Convertible Senior Notes due 2018 owned by the Reporting Person, (ii) 454,878 shares of Common Stock issuable upon the exercise of warrants owned by the Reporting Person and (iii) 803,866 shares of Common Stock issuable upon conversion of the outstanding 5.00% Senior Secured Convertible Notes due 2018 owned by the Reporting Person. The outstanding 5.00% Senior Secured Convertible Notes due 2018 may not be presently convertible within 60 days, however such notes may become convertible into shares of Common Stock in accordance with their terms following the date of this Schedule 13D.

CUSIP No. 86732Y109	Page 5 of 11 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS DME Advisors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,134,525 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,134,525 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,134,525 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8% (4)
14	TYPE OF REPORTING PERSON HC

(4) This number includes (i) 614,630 shares of Common Stock issuable upon conversion of the outstanding 2.00% Convertible Senior Notes due 2018 owned by the Reporting Person, (ii) 672,549 shares of Common Stock issuable upon the exercise of warrants owned by the Reporting Person and (iii) 1,186,399 shares of Common Stock issuable upon conversion of the outstanding 5.00% Senior Secured Convertible Notes due 2018 owned by the Reporting Person. The outstanding 5.00% Senior Secured Convertible Notes due 2018 may not be presently convertible within 60 days, however such notes may become convertible into shares of Common Stock in accordance with their terms following the date of this Schedule 13D.

CUSIP No. 86732Y109	Page 6 of 11 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS David Einhorn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,151,576 (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,151,576 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 27,151,576 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% (5)
14	TYPE OF REPORTING PERSON HC

(5) This number includes (i) 1,522,130 shares of Common Stock issuable upon conversion of the outstanding 2.00% Convertible Senior Notes due 2018 owned by the Reporting Person, (ii) 1,655,942 shares of Common Stock issuable upon the exercise of warrants owned by the Reporting Person and (iii) 2,919,331shares of Common Stock issuable upon the conversion of outstanding 5.00% Senior Secured Convertible Notes due 2018 owned by the Reporting Person. The outstanding 5.00% Senior Secured Convertible Notes due 2018 may not be presently convertible within 60 days, however such notes may become convertible into shares of Common Stock in accordance with their terms following the date of this Schedule 13D.

Item 1.                          Security and Issuer
This Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.01 per share (“Common Stock”), of SunEdison, Inc. (the “Company”), a Delaware corporation.  The Company’s principal executive offices are located at 13736 Riverport Drive, Suite 180, Maryland Heights, Missouri 63043.  The Reporting Persons (as defined below) previously filed a Schedule 13G pursuant to the provisions of Rule 13d-1(b) under the Exchange Act (as defined below).
Item 2.                          Identity and Background
(a)  This Schedule 13D is filed on behalf of Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.”),  DME Advisors GP, LLC, a Delaware limited liability company (“Advisors GP”),  DME Advisors, LP, a Delaware limited partnership of which Advisors GP is the general partner (“Advisors”), DME Capital Management, LP, a Delaware limited partnership of which Advisors GP is the general partner (“DME CM”), and Mr. David Einhorn, (together with Greenlight Inc., Advisors GP, Advisors and DME CM, the “Reporting Persons”).  Mr. Einhorn is the principal of each of Greenlight Inc., Advisors GP, Advisors and DME CM.
Greenlight Inc. acts as investment manager for Greenlight Capital, L.P., a Delaware limited partnership (“GCLP”), Greenlight Capital Qualified L.P., a Delaware limited partnership (“GCQP”), and Greenlight Capital Offshore Partners (“GCO”), a British Virgin Islands partnership. Advisors acts as the investment manager for a managed account (“Managed Account”). DME CM acts as the investment manager for Greenlight Capital Offshore Master (Gold), Ltd., a British Virgin Islands company (“GGOM”), and for Greenlight Capital (Gold), LP, a Delaware limited partnership (“GGLP”). GCLP, GCQP, GCO, Managed Account, GGOM, GGLP and the Reporting Persons are referred to herein collectively as “Greenlight”.
The Reporting Persons may be deemed to beneficially own the Common Stock reported herein in light of the Reporting Persons’ voting and investment powers with respect thereto. Each of the Reporting Persons disclaims beneficial ownership of such Common Stock except to the extent of its pecuniary interest therein, and the inclusion of such securities in this report shall not be deemed an admission of beneficial ownership for any purpose.
(b)  The business address of each of the Reporting Persons is 140 East 45th Street, 24th Floor, New York, New York 10017.
(c) The principal business of each of Greenlight, Inc., DME CM and Advisors is to provide investment management services to individuals and institutions. The principal business of Advisors GP is to serve as the general partner of DME CM and Advisors. The principal occupation of Mr. Einhorn is investment management.
(d) None of the Reporting Persons, during the last five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons, during the last five years, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)    See Item 6 of the respective cover page of each Reporting Person.
Item 3.                          Source and Amount of Funds or Other Consideration
The Common Stock reported herein as being beneficially owned by the Reporting Persons was purchased using working capital of Greenlight. The Reporting Persons expended an aggregate of approximately $243,195,201 of their working capital to purchase the Common Stock and other securities that are convertible into or exercisable for Common Stock reported as beneficially owned by the Reporting Persons in this Schedule 13D. Such shares and other securities were acquired through open market purchases and transactions with the Company as described in Item 6 below.

Item 4.                          Purpose of the Transaction

Greenlight originally acquired shares of Common Stock of the Company for investment purposes.
From January 15, 2016 to January 25, 2016, representatives of the Reporting Persons engaged in discussions with representatives of the Company’s board of directors (the “Board”), including the Chairman, and other representatives of the Company to discuss (x) the performance of the Company’s senior management team, (y) the composition of the Board and (z) future issuances of the Company’s equity and equity-linked securities.
Specifically, Greenlight has proposed that (x) the Company appoint a person designated by Greenlight to the Board (as well as to the Board’s Nominating and Corporate Governance and Finance and Investment Committees) as an independent director, and (y) the Company’s bylaws be amended to provide that, for a period of two (2) years following the date of such bylaw amendment, the Company would not be permitted to make equity issuances without a supermajority vote of the Board, except in limited circumstances.  To date, no understanding has been reached between Greenlight and the Company with respect to these issues.
Greenlight intends to evaluate on an ongoing basis its investment in the Company and its options with respect to such investment.  In connection with such evaluation, Greenlight may seek additional calls and meetings with members of the Board and/or senior management of the Company, or communicate publicly or privately with other stockholders or third parties to indicate Greenlight’s views on issues relating to the strategic direction undertaken by the Company and other matters of interest to stockholders generally, including management.  As part of such evaluation and any such discussions, Greenlight may make recommendations, suggestions or proposals to the Company that may relate to or result in one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including but not limited to: changes in the strategic direction of the Company as a means of enhancing shareholder value, changes to the Board, changes to the Company’s senior management, changes to the Company’s charter or bylaws, acquisitions or dispositions of securities of the Company, changes in the Company’s capital structure or dividend policy, and the sale of material assets or another extraordinary corporate transaction, including a sale of the Company.
Depending on various factors, including the Company’s financial position and strategic direction, the outcome of the matters referenced above, actions taken by the Company’s board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Company as they deem appropriate, including, without limitation, making or causing further acquisitions of securities of the Company, including Common Stock, from time to time and disposing of, or cause to be disposed, any or all of the securities of the Company, including Common Stock, held by Greenlight at any time.

Item 5.                          Interest in Securities of the Issuer

(a) and (b). See Items 7-11 of the cover pages and Item 2 above.
All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on (x) the approximately 395,236,198 shares of Common Stock issued and outstanding, calculated as the sum of (i) 316,936,198 shares of Common Stock issued and outstanding as of January 5, 2016, as reported by the Company in its Prospectus Supplement on Form 424B3 as filed with the Securities and Exchange Commission (the “SEC”) on January 16, 2016, (ii) approximately 51,900,000 shares of Common Stock, issued in connection with the Exchange Transactions described below in Item 6 and as reported by the Company in its Current Report on Form 8-K filed with the SEC on January 13, 2016 and (iii) approximately 26,400,000 shares of Common Stock, issued pursuant to the exercise of warrants issued in connection with the Second Lien Credit Facility (as defined below) as reported by the Company in its Current Report on Form 8-K filed with the SEC on January 13, 2016 plus (y), with respect to each Reporting Person, the  shares of Common Stock issuable upon the exercise of warrants owned by the applicable Reporting Person, the shares of Common Stock issuable upon the conversion of the Company’s 2.00% Convertible Senior Notes due 2018 owned by the applicable Reporting Person and the shares of Common Stock issuable upon the conversion of the Company’s 5.00% Senior Secured Convertible Notes due 2018 owned by the applicable Reporting Person.
(c) During the past 60 days the Reporting Persons (i) entered into the Exchange Transactions described below in Item 6 and (ii) entered into the open market transactions listed on Schedule A hereto, which were effected through various brokerage entities on the New York Stock Exchange.
(d) Not applicable.
(e) Not applicable.

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
GCLP, GCQP, GGLP, GCOP, GGOM and the Managed Account (collectively, the “Greenlight Entities”) have entered into cash settled swaps (the “Swaps”) with respect to an aggregate of 6,424,234 shares of Common Stock. The Swaps provide the Greenlight Entities with economic results that are comparable to the economic results of ownership but do not provide them (or Reporting Persons acting on their behalf) with the power to vote or direct the voting or dispose of or direct the disposition of any shares of Common Stock. The counterparties to the Swaps are unaffiliated third party financial institutions.
On January 6, 2016, the Greenlight Entities entered into the transactions listed on Schedule A hereto pursuant to a series of exchange agreements with the Company pursuant to which the Greenlight Entities exchanged an aggregate of (i) $25,000,000 in aggregate principal amount of the Company’s 2.625% Convertible Senior Notes due 2023, (ii) $7,875,000 in aggregate principal amount of the Company’s 3.375% Convertible Senior Notes due 2025 and (iii) 28,750 shares of the Company’s 6.75% Series A Perpetual Convertible Preferred Stock for (a) $21,895,000 in aggregate principal amount of the Company’s 5.00% Senior Secured Convertible Notes due 2018 and (b) 2,448,800 shares of Common Stock (the “Exchange Transactions”).  A more detailed description of the Exchange Transactions can be found by referencing the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 13, 2016.
On January 11, 2016, each of the Greenlight Entities entered into a Second Lien Credit Agreement (the “Second Lien Credit Facility”) by and among the Company, as borrower, certain guarantor parties thereto, the Greenlight Entities, each other lender from time to time party thereto,  Deutsche Bank AG New York Branch, as administrative agent, Deutsche Bank Securities Inc., Barclays Bank PLC, Macquarie Capital (USA) Inc. and KeyBanc Capital Markets Inc., as joint lead arrangers and joint bookrunners and Deutsche Bank Securities Inc., as sole syndication agent and as sole documentation agent, pursuant to which the Greenlight Entities provided $41,895,000 in aggregate principal amount of the Second Lien Credit Facility for the Company.  In connection with its entry into the Second Lien Credit Facility, the Greenlight Entities received warrants to purchase, in aggregate, approximately 1,655,942 shares of Common Stock.  The foregoing description of the Second Lien Credit Facility set forth herein is not complete and is qualified in its entirety by reference to the Second Lien Credit Facility attached as an Exhibit hereto.
In connection with the Exchange Transactions and the Second Lien Credit Facility, Greenlight entered into a registration rights agreement, dated as of January 6, 2016, by and among the Company and other participating investors in such transaction, pursuant to which the Company provided certain registration and other rights with respect to Common Stock issued in the Exchange Transactions and the Common Stock issuable to such persons upon the conversion of the convertible notes or upon the exercise of the warrants, in each case, issued in the Exchange Transactions and in connection with the Second Lien Credit Facility.

Item 7.                          Material To Be Filed as Exhibits
1. Exhibit 99.1 - Joint Filing Agreement
2. Exhibit 99.2 -  Second Lien Credit Agreement, dated as of January 11, 2016, by and among the Company, the Greenlight Entities, Deutsche Bank AG New York branch, Deutsche Bank Securities Inc., Barclays Bank PLC, Macquarie Capital (USA) Inc. and KeyBanc Capital Markets Inc., incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed on January 13, 2016

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  January 25, 2016

GREENLIGHT CAPITAL, INC.

By:	/s/ Daniel Roitman
Name: Daniel Roitman
Title: Chief Operating Officer

DME ADVISORS GP, LLC

By:	/s/ Daniel Roitman
Name: Daniel Roitman
Title: Chief Operating Officer

DME ADVISORS, LP

By:	/s/ Daniel Roitman
Name: Daniel Roitman
Title: Chief Operating Officer

DME CAPITAL MANAGEMENT, LP

By:	/s/ Daniel Roitman
Name: Daniel Roitman
Title: Chief Operating Officer

/s/ Daniel Roitman
Daniel Roitman**, on behalf of David Einhorn

**  The Power of Attorney, executed by David Einhorn authorizing Harry Brandler and Daniel Roitman to sign and file this Schedule 13D on David Einhorn’s behalf, which was filed with a Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005 by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A., is hereby incorporated by reference.

Schedule A
Common Stock Transactions
Transaction:	Seller/Purchaser:	Date:	No. Shares:	Price Per Share:
Open Market Purchase	GCLP	11/24/2015	265,394	$3.5074
Open Market Purchase	GCQP	11/24/2015	1,521,315	$3.5074
Open Market Purchase	GGLP	11/24/2015	1,043,693	$3.5074
Open Market Purchase	GCLP	11/25/2015	65,937	$3.7064
Open Market Purchase	GCQP	11/25/2015	377,968	$3.7064
Open Market Purchase	GGLP	11/25/2015	259,303	$3.7064
Open Market Sale	GCLP	12/28/2015	234,500	$5.5291
Open Market Sale	GCLP	12/28/2015	37,200	$5.5098
Open Market Sale	GCQP	12/28/2015	1,345,064	$5.5291
Open Market Sale	GCQP	12/28/2015	213,300	$5.5098
Open Market Sale	GGLP	12/28/2015	974,300	$5.5291
Open Market Sale	GGLP	12/28/2015	154,500	$5.5098
Open Market Sale	GCLP	12/29/2015	67,300	$5.122
Open Market Sale	GCLP	12/29/2015	210,300	$5.0715
Open Market Sale	GCQP	12/29/2015	386,427	$5.122
Open Market Sale	GCQP	12/29/2015	1,206,765	$5.0715
Open Market Sale	GGLP	12/29/2015	279,900	$5.122
Open Market Sale	GGLP	12/29/2015	873,900	$5.0715

Open Market Sale	GCLP	12/30/2015	53,036	$5.3054
Open Market Sale	GCLP	12/30/2015	17,600	$5.2586
Open Market Sale	GCQP	12/30/2015	304,365	$5.3054
Open Market Sale	GCQP	12/30/2015	100,857	$5.2586
Open Market Sale	GGLP	12/30/2015	220,300	$5.3054
Open Market Sale	GGLP	12/30/2015	73,096	$5.2586

Convertible Preferred Stock Transactions

Transaction:	Seller/Purchaser:	Date:	No. Shares:	Price Per Share:
Open Market Sale of 6.75% Series A Perpetual Convertible Preferred Stock	GCLP	11/25/2015	300	$241.50
Open Market Sale of 6.75% Series A Perpetual Convertible Preferred Stock	GCO	11/25/2015	3,600	$241.50
Open Market Sale of 6.75% Series A Perpetual Convertible Preferred Stock	GCQP	11/25/2015	2,000	$241.50
Open Market Sale of 6.75% Series A Perpetual Convertible Preferred Stock	GGLP	11/25/2015	1,400	$241.50
Open Market Sale of 6.75% Series A Perpetual Convertible Preferred Stock	GGOM	11/25/2015	1,400	$241.50
Open Market Sale of 6.75% Series A Perpetual Convertible Preferred Stock	Managed Account	11/25/2015	1,300	$241.50
Open Market Sale of 6.75% Series A Perpetual Convertible Preferred Stock	GCLP	12/3/2015	700	$254.50

Open Market Sale of 6.75% Series A Perpetual Convertible Preferred Stock	GCO	12/3/2015	7,300	$254.50
Open Market Sale of 6.75% Series A Perpetual Convertible Preferred Stock	GCQP	12/3/2015	3,900	$254.50
Open Market Sale of 6.75% Series A Perpetual Convertible Preferred Stock	GGLP	12/3/2015	2,700	$254.50
Open Market Sale of 6.75% Series A Perpetual Convertible Preferred Stock	GGOM	12/3/2015	2,800	$254.50
Open Market Sale of 6.75% Series A Perpetual Convertible Preferred Stock	Managed Account	12/3/2015	2,600	$254.50
Open Market Sale of 6.75% Series A Perpetual Convertible Preferred Stock	GCLP	12/10/2015	300	$266.50
Open Market Sale of 6.75% Series A Perpetual Convertible Preferred Stock	GCO	12/10/2015	2,700	$266.50
Open Market Sale of 6.75% Series A Perpetual Convertible Preferred Stock	GCQP	12/10/2015	1,500	$266.50
Open Market Sale of 6.75% Series A Perpetual Convertible Preferred Stock	GGLP	12/10/2015	1,000	$266.50
Open Market Sale of 6.75% Series A Perpetual Convertible Preferred Stock	GGOM	12/10/2015	1,000	$266.50
Open Market Sale of 6.75% Series A Perpetual Convertible Preferred Stock	Managed Account	12/10/2015	1,000	$266.50

Open Market Sale of 6.75% Series A Perpetual Convertible Preferred Stock	GCLP	12/18/2015	100	$424.00
Open Market Sale of 6.75% Series A Perpetual Convertible Preferred Stock	GCO	12/18/2015	1,450	$424.00
Open Market Sale of 6.75% Series A Perpetual Convertible Preferred Stock	GCQP	12/18/2015	700	$424.00
Open Market Sale of 6.75% Series A Perpetual Convertible Preferred Stock	GGLP	12/18/2015	500	$424.00
Open Market Sale of 6.75% Series A Perpetual Convertible Preferred Stock	GGOM	12/18/2015	500	$424.00
Open Market Sale of 6.75% Series A Perpetual Convertible Preferred Stock	Managed Account	12/18/2015	500	$424.00

Convertible Notes Transactions
Transaction:	Seller/Purchaser:	Date:	Notes Traded ($1,000 Principal Amount Per Note):	Price Per $1,000 Principal Amount:
Open Market Purchase of 2.00% Convertible Senior Notes due 2018	GCLP	11/25/2015	179,400	$45.625
Open Market Purchase of 2.00% Convertible Senior Notes due 2018	GCO	11/25/2015	1,909,000	$45.625

Open Market Purchase of 2.00% Convertible Senior Notes due 2018	GCQP	11/25/2015	1,028,500	$45.625
Open Market Purchase of 2.00% Convertible Senior Notes due 2018	GGLP	11/25/2015	711,100	$45.625
Open Market Purchase of 2.00% Convertible Senior Notes due 2018	GGOM	11/25/2015	736,400	$45.625
Open Market Purchase of 2.00% Convertible Senior Notes due 2018	Managed Account	11/25/2015	685,600	$45.625
Open Market Purchase of 2.00% Convertible Senior Notes due 2018	GCLP	12/3/2015	361,200	$47.75
Open Market Purchase of 2.00% Convertible Senior Notes due 2018	GCO	12/3/2015	3,889,400	$47.75
Open Market Purchase of 2.00% Convertible Senior Notes due 2018	GCQP	12/3/2015	2,077,400	$47.75
Open Market Purchase of 2.00% Convertible Senior Notes due 2018	GGLP	12/3/2015	1,390,600	$47.75
Open Market Purchase of 2.00% Convertible Senior Notes due 2018	GGOM	12/3/2015	1,485,800	$47.75
Open Market Purchase of 2.00% Convertible Senior Notes due 2018	Managed Account	12/3/2015	1,395,600	$47.75
Open Market Purchase of 2.00% Convertible Senior Notes due 2018	GCLP	12/10/2015	133,700	$50.875

Open Market Purchase of 2.00% Convertible Senior Notes due 2018	GCO	12/10/2015	1,440,200	$50.875
Open Market Purchase of 2.00% Convertible Senior Notes due 2018	GCQP	12/10/2015	769,200	$50.875
Open Market Purchase of 2.00% Convertible Senior Notes due 2018	GGLP	12/10/2015	514,900	$50.875
Open Market Purchase of 2.00% Convertible Senior Notes due 2018	GGOM	12/10/2015	550,200	$50.875
Open Market Purchase of 2.00% Convertible Senior Notes due 2018	Managed Account	12/10/2015	516,800	$50.875
Open Market Purchase of 2.00% Convertible Senior Notes due 2018	GCLP	12/18/2015	84,700	$64.00
Open Market Purchase of 2.00% Convertible Senior Notes due 2018	GCO	12/18/2015	911,800	$64.00
Open Market Purchase of 2.00% Convertible Senior Notes due 2018	GCQP	12/18/2015	487,000	$64.00
Open Market Purchase of 2.00% Convertible Senior Notes due 2018	GGLP	12/18/2015	326,000	$64.00
Open Market Purchase of 2.00% Convertible Senior Notes due 2018	GGOM	12/18/2015	348,300	$64.00
Open Market Purchase of 2.00% Convertible Senior Notes due 2018	Managed Account	12/18/2015	327,200	$64.00

Exchange Transactions
1.
On January 6, 2016, GCQP exchanged (i) $4,895,200 in principal amount of the Company’s 2.625% Convertible Senior Notes due 2023, (ii) $1,546,000 in principal amount of the Company’s 3.375% Convertible Senior Notes due 2025 and (iii) 5,640 shares of the Company’s 6.75% Series A Perpetual Convertible Preferred Stock for (a) $4,290,000 in principal amount of the Company’s 5.00% Senior Secured Convertible Notes due 2018 and (b) 480,391 shares of Common Stock.

2.
On January 6, 2016, GCLP exchanged (i) $851,800 in principal amount of the Company’s 2.625% Convertible Senior Notes due 2023, (ii) $269,000 in principal amount of the Company’s 3.375% Convertible Senior Notes due 2025 and (iii) 990 shares of the Company’s 6.75% Series A Perpetual Convertible Preferred Stock for (a) $746,000 in principal amount of the Company’s 5.00% Senior Secured Convertible Notes due 2018 and (b) 84,324 shares of Common Stock.

3.
On January 6, 2016, GCO exchanged (i) $9,085,800 in principal amount of the Company’s 2.625% Convertible Senior Notes due 2023, (ii) $2,868,000 in principal amount of the Company’s 3.375% Convertible Senior Notes due 2025 and (iii) 10,450 shares of the Company’s 6.75% Series A Perpetual Convertible Preferred Stock for (a) $7,961,000 in principal amount of the Company’s 5.00% Senior Secured Convertible Notes due 2018 and (b) 890,085 shares of Common Stock.

4.
On January 6, 2016, Managed Account exchanged (i) $3,274,100 in principal amount of the Company’s 2.625% Convertible Senior Notes due 2023, (ii) $1,034,000 in principal amount of the Company’s 3.375% Convertible Senior Notes due 2025 and (iii) 3,790 shares of the Company’s 6.75% Series A Perpetual Convertible Preferred Stock for (a) $2,869,000 in principal amount of the Company’s 5.00% Senior Secured Convertible Notes due 2018 and (b) 322,816 shares of Common Stock.

5.
On January 6, 2016, GGLP exchanged (i) $3,412,700 in principal amount of the Company’s 2.625% Convertible Senior Notes due 2023, (ii) $1,067,000 in principal amount of the Company’s 3.375% Convertible Senior Notes due 2025 and (iii) 3,880 shares of the Company’s 6.75% Series A Perpetual Convertible Preferred Stock for (a) $2,984,000 in principal amount of the Company’s 5.00% Senior Secured Convertible Notes due 2018 and (b) 330,481 shares of Common Stock.

6.
On January 6, 2016, GGOM exchanged (i) $3,480,400 in principal amount of the Company’s 2.625% Convertible Senior Notes due 2023, (ii) $1,091,000 in principal amount of the Company’s 3.375% Convertible Senior Notes due 2025 and (iii) 4,000 shares of the Company’s 6.75% Series A Perpetual Convertible Preferred Stock for (a) $3,045,000 in principal amount of the Company’s 5.00% Senior Secured Convertible Notes due 2018 and (b) 340,703 shares of Common Stock.